Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
4.500% Senior Notes due 2024	$650,000,000	100%	$650,000,000	$75,335(1)
Guarantees of 4.500% Senior Notes due 2024	—	—	—	$0.00(2)

(1)	Calculated in accordance with rule 457(o) and rule 457(r) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 457(n), no separate registration fee is payable with regard to the guarantees.

Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-199159

PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 3, 2014)

$650,000,000 4.500% Senior Notes due 2024

This is an offering of $650,000,000 aggregate principal amount of our 4.500% senior notes due 2024 (the “Notes”). The Notes will mature on April 30, 2024. We will pay interest on the Notes on April 30 and October 30 of each year, commencing October 30, 2017, and at maturity.

We may redeem some or all of the Notes at any time (i) prior to the date that is 90 days prior to the scheduled maturity date of the Notes at a “make-whole” price as described in this prospectus supplement under the caption “Description of Notes—Redemption at Our Option” and (ii) on or after the date that is 90 days prior to the scheduled maturity date of the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus, in either case, accrued and unpaid interest on the Notes to the redemption date. The Notes will not have the benefit of any sinking fund. The Notes will be our senior unsecured and unsubordinated obligations and rank equally with all of our other unsecured and unsubordinated indebtedness, senior to any of our future indebtedness that is expressly subordinated in right of payment to the Notes, and effectively junior to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness. When the Notes are issued, they will be guaranteed by all of our wholly-owned (i.e., directly or indirectly 100% owned) subsidiaries (other than our finance company subsidiaries, our foreign subsidiaries and certain other subsidiaries, all as described herein). The guarantees by all subsidiaries that are guaranteeing the Notes at any time are or will be full and unconditional and joint and several while they are in effect. The guarantee by any subsidiary may be suspended or released under certain circumstances. See “Description of Notes—The Guarantees.”

Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all the outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the repurchase date.

For a more complete description of the Notes, see the “Description of Notes” section of this prospectus supplement. The Notes are a new issue of securities and there currently is no established trading market for the Notes. We do not intend to apply to list the Notes on any securities exchange or to include them in any automated quotation system. It is possible that no active trading market for the Notes will develop, or that if it develops, it will not be maintained.

Investing in the Notes involves significant risk. See the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016, which is incorporated by reference in this prospectus supplement, and the risks described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Also see the section entitled “Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note (1)	Total
Public Offering Price	100.000%	$650,000,000
Underwriting Discount	0.650%	$4,225,000
Proceeds to Us (before estimated expenses)	99.350%	$645,775,000

(1)	Plus accrued interest, if any, from April 28, 2017.

The Notes offered by this prospectus supplement will be ready for delivery in book-entry form only through The Depository Trust Company on or about April 28, 2017, which is the seventh business day following the date of this prospectus supplement (such settlement cycle is referred to as T+7). You should be advised that the trading of the Notes may be affected by the T+7 settlement.

Joint Book-Running Managers

Deutsche Bank Securities

Citigroup	J.P. Morgan
BofA Merrill Lynch	Mizuho Securities

RBC Capital Markets	Goldman, Sachs & Co.	Wells Fargo Securities

Co-Manager

Fifth Third Securities

The date of this prospectus supplement is April 19, 2017.

We are responsible only for the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any related free writing prospectus that we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with any other information, and neither we nor the underwriters take any responsibility for any other information that others may provide you. Neither we nor the underwriters are making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission, or the “SEC,” utilizing a “shelf” registration or continuous offering process. Under this process, we are offering to sell the Notes using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this offering. The accompanying prospectus gives general information about our offerings of securities. You should read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in each of them, and the additional information described below under the heading “Where You Can Find More Information.” If the information contained or incorporated by reference in this prospectus supplement is inconsistent with anything in the accompanying prospectus, the information contained or incorporated by reference in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

Unless otherwise defined in this prospectus supplement, the terms “the Company,” “we,” “our” or “us” refer to Lennar Corporation and its subsidiaries. The terms “Multifamily” and “Rialto” are defined on page S-1 of this prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These statements are often preceded by or include the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “may,” “could,” “should” or similar expressions. Forward-looking statements contained herein may include opinions formed based upon general observations, anecdotal evidence and industry experience, but that are not supported by specific investigation or analysis. The forward-looking statements in this prospectus supplement and the documents incorporated by reference in this prospectus supplement include statements regarding: our belief that the housing market seems to be giving way to a more definitive reversion to normal, and the drivers behind such recovery; our expectation that we will be positioned for increased pricing power as a result of the drivers of the housing recovery; our expectation that demand will continue to build and come to the market over the next few years and that it should drive increased production; our expectation that we will continue to be focused on generating strong operating margins on the homes we sell; our expectation that we will see lower gross margins in the second quarter of 2017 compared to the second quarter of 2016; our expectation regarding our growth rate in 2017; our expectation that we plan to continue to identify and invest in land opportunities that we expect will drive our future growth and profitability; our belief that our main driver of earnings will continue to be our Lennar Homebuilding (“Homebuilding”) and Lennar Financial Services operations; our belief that we are currently positioned to deliver between 29,500 and 30,000 homes in fiscal 2017; our expectation regarding the Lennar Multifamily segment’s development pipeline, and plans regarding the Multifamily Venture; our expectation regarding variability in our quarterly results; our expectations regarding the renewal or replacement of our warehouse facilities; our belief regarding draws upon our bonds or letters of credit, and our belief regarding the impact to the Company if there were such a draw; our belief that our operations and borrowing resources will provide for our current and long-term capital requirements at our anticipated levels of activity; our belief regarding legal proceedings in which we are involved, and, in particular, our belief regarding the range of expected liability associated with the Settlers Crossing case; and our estimates regarding certain tax and accounting matters, including our expectations regarding the result of anticipated settlements with various taxing authorities.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ

S-ii

materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following: increases in operating costs, including costs related to labor, construction materials, real estate taxes, and insurance, and our ability to manage our cost structure, both in our Homebuilding and Lennar Multifamily businesses; unfavorable outcomes in legal proceedings that substantially exceed our expectations; the possibility that we will incur nonrecurring costs that may not have a material adverse effect on our business or financial condition, but may have a material adverse effect on our unaudited condensed consolidated financial statements for a particular reporting period; our ability to acquire land and pursue real estate opportunities at anticipated prices; our inability to maximize returns on the assets that we acquired in the WCI Communities, Inc. acquisition; a slowdown in the recovery of real estate markets across the nation, or any downturn in such markets; changes in general economic and financial conditions, and demographic trends, in the U.S. leading to decreased demand for our services and homes, lower profit margins and reduced access to credit; decreased demand for our Lennar Multifamily rental properties, and our ability to successfully sell our rental properties; the ability of our Lennar Financial Services segment to maintain or increase its capture rate and benefit from Lennar home deliveries; our ability to successfully execute our strategies, including strategies related to our soft-pivot and reinvigorating technologies in our business; increased competition for home sales from other sellers of new and resale homes; conditions in the capital, credit and financial markets, including mortgage lending standards, the availability of mortgage financing and mortgage foreclosure rates; changes in interest and unemployment rates, and inflation; a decline in the value of the land and home inventories we maintain or possible future write-downs of the carrying value of our real estate assets; our ability to successfully develop multifamily assets in the Lennar Multifamily Venture; our inability to maintain anticipated pricing levels and our inability to predict the effect of interest rates on demand; the ability and willingness of the participants in various joint ventures to honor their commitments; our ability to successfully and timely obtain land-use entitlements and construction financing, and address issues that arise in connection with the use and development of our land; natural disasters and other unforeseen damage for which our insurance may not provide adequate coverage; our inability to successfully grow our ancillary businesses; the inability of Rialto to sell mortgages it originates into securitizations on favorable terms; potential liability under environmental or construction laws, or other laws or regulations affecting our business; regulatory changes that adversely affect the profitability of our businesses; our ability to comply with the terms of our debt instruments, our ability to refinance our debt on terms that are acceptable to us; and our ability to successfully estimate the impact of certain regulatory, accounting and tax matters, including whether we will continue to benefit from the energy efficient home and energy tax credits.

The list of risks above is not exhaustive. New risk factors emerge from time to time and it is not possible for management to predict all risks that might affect our business or the Notes. Nothing in this prospectus supplement is intended to give assurance regarding our future results or achievements. You should not place undue reliance on the forward-looking statements contained or incorporated in this prospectus supplement, which speaks only as of its date.

As disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2017 and a concurrently furnished Current Report on Form 8-K, following oral argument in an appeal in connection with the Settlers Crossing case, we concluded that it was appropriate to establish an accrual of $140 million for the litigation. The accrual represents the high end of the range of expected liability associated with the litigation. Subsequent to our issuance of the Form 10-Q and Form 8-K, the United States Court of Appeals for the Fourth Circuit issued a decision upholding the lower court’s decision. In addition to the accrual, the Company expects to purchase the property which was the subject of the litigation for $114 million, which approximates the Company’s estimate of the fair value of the property.

Please see our Form 10-K for the fiscal year ended November 30, 2016, and our other filings with the SEC, for a further discussion of these and other risks and uncertainties which could also affect our future results. We undertake no obligation to publicly revise any forward-looking statements in this prospectus supplement or in filings we have made with the SEC to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events, except to the extent we are legally required to disclose certain matters in SEC filings or otherwise.

S-iii

SPECIAL NOTE REGARDING OPINIONS AND BELIEFS

This prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, contain statements of opinion or belief regarding market conditions and similar matters. In many instances those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigation or statistical analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views that are necessarily shared by all who are involved in those industries or markets.

S-iv

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or in documents incorporated by reference in this prospectus supplement. This summary is not intended to be a complete description of the matters covered in this prospectus supplement and is subject, and qualified in its entirety by reference, to the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all the information you should consider before deciding whether to purchase Notes. You should read in their entirety this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference into them.

Lennar Corporation

We are one of the nation’s largest homebuilders, a provider of real estate related financial services, a commercial real estate investment, investment management and finance company through our Rialto segment (“Rialto”) and a developer of multifamily rental properties in select U.S. markets primarily through unconsolidated entities. Our homebuilding operations include the construction and sale of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated entities in which we have investments. We conduct homebuilding activities in various states, with our largest homebuilding operations in Florida, Texas and California.

We also provide mortgage financing, title insurance and closing services for both buyers of our homes and others. Substantially all of the residential mortgage loans that we originate are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. After the loans are sold, we retain potential liability for possible claims by purchasers that we breached certain limited industry-standard representations and warranties in the loan sale agreements. Our financial services segment operates generally in the same states as our homebuilding operations, as well as in other states.

The Rialto segment is a commercial real estate investment, investment management, and finance company. Rialto’s primary focus is to manage third-party capital and to originate and sell into securitizations commercial mortgage loans generally with principal amounts between $2 million and $75 million. It also has invested its own capital in mortgage loans, properties and real estate related securities. Rialto is the sponsor of, and an investor in, several investment funds that invest in real estate related assets.

Since 2012, we have been actively involved, primarily through unconsolidated entities, in the development of multifamily rental properties. The Lennar Multifamily segment focuses on developing a geographically diversified portfolio of institutional quality multifamily rental properties in select U.S. markets (“Multifamily”).

We also own a substantial minority interest in Five Point Holdings, LLC and its subsidiary, Five Point Operating Company, LLC, which are engaged in three major master planned mixed use developments in California, and we are directly engaged in aspects of the developments.

For additional information, see our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 and our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2017.

We are a Delaware corporation founded in 1954. Our principal offices are at 700 Northwest 107th Avenue, Miami, Florida 33172. Our telephone number at these offices is (305) 559-4000. Our website address is www.lennar.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the Notes. You should read the entire prospectus supplement and the accompanying prospectus carefully before making an investment in the Notes.

With respect to the discussion of the terms of the Notes on the cover page, in this section and in the section entitled “Description of Notes,” references to “the Company,” “us,” “we” and “our” refer only to Lennar Corporation and not to any of its subsidiaries.

Issuer	Lennar Corporation, a Delaware corporation.

Securities Offered	$650,000,000 aggregate principal amount of 4.500% senior notes due 2024.

Maturity Date	April 30, 2024.

Interest Rate	The Notes will bear interest at 4.500% per year (calculated using a 360-day year composed of twelve 30-day months). Interest will accrue from April 28, 2017.

Interest Payment Dates	April 30 and October 30 of each year, beginning on October 30, 2017, payable to holders of record at the close of business on April 15 or October 15, as the case may be, immediately preceding each interest payment date. Interest will also be payable on the Maturity Date.

Sinking Fund	None.

Ranking	The Notes will be our senior, unsecured and unsubordinated obligations and will rank equally with all of our other senior unsecured and unsubordinated indebtedness that is outstanding from time-to-time, senior to any of our future indebtedness that is expressly subordinated in right of payment to the Notes, and effectively junior to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness. The Notes are structurally subordinated to all existing and future obligations (including borrowings and trade payables) of our subsidiaries that are not then guaranteeing the Notes. See “Description of Notes—The Guarantees.” See also “Risk Factors—Because the Notes are structurally subordinated to the obligations of our non-guarantor subsidiaries, your ability to be repaid may be adversely affected to the extent particular subsidiaries are not guaranteeing the Notes at a time when you become entitled to repayment” and “—The fact that the Notes are unsecured may increase the possibility that you will not be fully repaid if we become insolvent.”

As of February 28, 2017, our subsidiaries had $1.4 billion of indebtedness, including $1.1 billion of secured indebtedness. Of this amount, $1.2 billion ($832.7 million of secured indebtedness) was indebtedness of subsidiaries that will not be guaranteeing the Notes when they are issued. As of February 28, 2017, the secured debt of our subsidiaries and the unsecured debt of our non-guarantor subsidiaries totaled $1.5 billion.

Guarantees	All of our existing and future wholly-owned (i.e., directly or indirectly 100% owned) subsidiaries (other than finance company subsidiaries and foreign subsidiaries) that directly or indirectly guarantee at least $75 million of our indebtedness will guarantee the Notes. The guarantees by all the subsidiaries that are guaranteeing the Notes at any time are or will be full and unconditional and joint and several. To the extent these guarantees are effective when the Notes are issued, or become effective after that, they may subsequently be suspended or released under limited circumstances. At the date of this prospectus supplement, all of our wholly-owned subsidiaries (other than our subsidiaries that (1) engage in the mortgage banking business, (2) own, finance, manage or service real estate assets (i.e., the subsidiaries in our Rialto segment), (3) engage in the development, investment and management of commercial or mixed use properties, (4) engage in the development, investment and management of multi-family rental properties, (5) engage in the installation, development, ownership, servicing, sale or lease of solar power systems or sale of solar power, (6) are prohibited from delivering a guarantee by law, rule, regulation or an agreement, or (7) individually have a net worth of less than $10 million and collectively have an aggregate net worth of not more than $75 million) guarantee our obligations under the Credit Agreement (see “Other Indebtedness”). Accordingly, all of the subsidiaries that guarantee our obligations under the Credit Agreement (except our finance company subsidiaries and our foreign subsidiaries) will guarantee the Notes when they are issued. See “Description of Notes—The Guarantees.”

Redemption at our Option

We may redeem the Notes in whole at any time or in part from time to time. If we redeem any of the Notes more than 90 days prior to their scheduled maturity date, the redemption price of those Notes will be equal to the greater of (i) 100% of their principal amount; or (ii) the present value of the payments of interest (excluding any interest accrued to the redemption date) and principal (including principal due on redemption) that would be due after the actual redemption date if those Notes were redeemed on the day that is 90 days prior to their scheduled maturity date, discounted to the date of the actual redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points (0.500%). If we redeem any of the Notes on or after the date that is 90 days prior to the scheduled maturity date of the Notes, the redemption price of those Notes will be equal to 100% of the principal amount of the Notes. In any redemption, we will also pay accrued and unpaid interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Offer to Repurchase Upon a Change of Control Triggering Event	If there is a Change of Control Triggering Event, we will be required to make an offer to repurchase all the outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the repurchase date. See “Description of Notes—Change of Control Offer.”

Certain Indenture Provisions	The indenture governing the Notes will contain covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Governing Law	State of New York.

DTC Eligibility	The Notes will be issued in fully registered book-entry form and will be represented by permanent global notes. The global notes will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”). Beneficial interests in global notes will be shown on, and transfers of any of the Notes will be effected only through, records maintained by DTC and its direct and indirect participants, and an interest in any global note may not be exchanged for certificated notes, except in limited circumstances. See “Book-Entry, Delivery and Settlement.”

Form and Denomination	The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess of that amount.

Trading	The Notes will not be listed on any securities exchange or included in any automated quotation system. The Notes will be new securities for which there is currently no public market.

Risk Factors	Investing in the Notes involves significant risks. See the “Risk Factors” section beginning on page S-6 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors investors should carefully consider before deciding to invest in the Notes.

Use of Proceeds	We expect to receive net proceeds of approximately $644.6 million from the sale of the Notes after deducting the underwriting discount and certain expenses of the offering. We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of debt, which may include the repayment, redemption or repurchase of our 12.25% senior notes due 2017 and/or our 6.875% senior notes due 2021. See “Use of Proceeds.”

Conflicts of Interest	Certain of the underwriters (or their affiliates) may hold some of our 12.25% senior notes due 2017 and/or 6.875% senior notes due 2021 and would receive a portion of the proceeds from this offering if we use the net proceeds to repay, redeem or repurchase those notes. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds as a result of the repayment, redemption or repurchase, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. No underwriter with a “conflict of interest” under FINRA Rule 5121 will confirm sales to any discretionary accounts without receiving specific written approval from the account holder. A qualified independent underwriter (“QIU”) is not necessary for this offering pursuant to FINRA Rule 5121(a)(1)(A). See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

RISK FACTORS

In this section, we describe risks relating to the Notes. Investors considering purchasing Notes should also read the description of risks relating to our business included in Item 1A of our Annual Report on Form 10-K for our fiscal year ended November 30, 2016. If any of those risks develop into actual events, the Notes or our business, financial condition, results of operations, cash flows, strategies or properties could be materially adversely affected.

Risks Relating to the Notes

The Notes are subject to the normal risks applicable to debt securities, including the possibility that the obligor will not be able to make required payments when they are due. In addition, the Notes are subject to the following risks:

Because the Notes are structurally subordinated to the obligations of our non-guarantor subsidiaries, your ability to be repaid may be adversely affected to the extent particular subsidiaries are not guaranteeing the Notes at a time when you become entitled to repayment.

Substantially all of our operating assets are held by our subsidiaries. Unless a subsidiary is guaranteeing the Notes as described under “Description of Notes—The Guarantees,” holders of any indebtedness or preferred stock of that subsidiary and other creditors of that subsidiary, including trade creditors, will have claims on the assets of that subsidiary that are prior to the claims of the holders of the Notes. When the Notes are issued, some, but not all, of our subsidiaries will be guaranteeing the Notes, as described under “Description of Notes—The Guarantees.” Accordingly, when the Notes are issued, they will be structurally subordinated to the debt, preferred stock and other obligations of some of our subsidiaries. The indenture governing the Notes does not prohibit any of our subsidiaries from incurring additional liabilities.

As of February 28, 2017, our subsidiaries had $1.4 billion of indebtedness, including $1.1 billion of secured indebtedness. Of this amount, $1.2 billion ($832.7 million of secured indebtedness) was indebtedness of subsidiaries that will not be guaranteeing the Notes when they are issued. The indebtedness of our subsidiaries that will not be guaranteeing the Notes when they are issued includes $350 million of 7.000% senior notes due 2018 that were issued to investors in November 2013 and March 2014 by the parent entity within the Rialto segment and another subsidiary in that segment and are guaranteed by the principal entities, and most of the other entities, in the Rialto segment.

The fact that the Notes are unsecured may increase the possibility that you will not be fully repaid if we become insolvent.

The Notes will not be secured by any of our assets or our subsidiaries’ assets. Therefore, the Notes will, in effect, be junior to our secured indebtedness to the extent of the value of the assets securing that indebtedness.

In the event of our bankruptcy, liquidation, reorganization or other winding up, the holders of any secured debt would receive payments from the assets securing that debt before you receive any payments from sales of those assets. There may not be sufficient assets remaining after payment of secured debt to pay all or any of the amounts due on the Notes that are then outstanding. The indenture governing the Notes does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities. Under limited circumstances, if we or a Restricted Subsidiary (i.e., an actual or potential guarantor of the Notes) grants a lien securing indebtedness, we or the subsidiary must equally and ratably secure the Notes and, under the indentures relating to our other currently outstanding senior notes, we or the subsidiary must also equally and ratably secure those other senior notes. However, we and our subsidiaries are permitted to incur many types of secured debt without our being required to secure the Notes or our other senior notes. The Notes will be effectively subordinated to that secured debt to the extent of the value of the assets securing it. See “Description of Notes—Certain Covenants.”

As of February 28, 2017, our subsidiaries had $1.1 billion of secured indebtedness. Accordingly, as of February 28, 2017, the secured debt of our subsidiaries and the unsecured debt of our non-guarantor subsidiaries totaled $1.5 billion.

Federal and state fraudulent transfer laws may affect the enforceability of the guarantees of the Notes, which could impair your ability to receive payments with regard to the Notes.

Any time the subsidiary guarantees of the Notes are in effect, those guarantees, under fraudulent conveyance laws, might be subordinated to existing or future indebtedness incurred by the guarantor subsidiaries, or might not be enforceable, if a court or a creditor’s representative, such as a bankruptcy trustee, concluded that those subsidiaries received less than fair consideration for the guarantees and:

•	were rendered insolvent as a result of issuing the guarantees;

•	at the time they issued the guarantees, were engaged in a business or transaction for which the applicable subsidiaries’ remaining assets constituted unreasonably small capital;

•	at the time they issued the guarantees, intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

•	at the time they issued the guarantees, intended to hinder, delay or defraud our or their creditors.

The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts mature and become absolute.

The subsidiary guarantees of the Notes contain terms that limit the obligations of individual subsidiaries to amounts that would not render them insolvent, even if they were required to make payments with regard to the Notes. That might avoid subordination of the guarantees under fraudulent conveyance laws in at least some jurisdictions. See “Description of Notes—The Guarantees.”

Any guarantees provided by our subsidiaries are subject to possible defenses that may limit your right to receive payment from the guarantors with regard to the Notes.

Although guarantees by many of our wholly-owned (i.e., directly or indirectly 100% owned) subsidiaries, when they are in effect, provide the holders of the Notes with a direct claim against the assets of those guarantors, enforcement of the guarantees against any guarantor would be subject to certain “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to guarantors in certain circumstances. To the extent that guarantees are not enforceable, you would not be able to assert a claim successfully against the guarantors. See “Description of Notes—The Guarantees.”

All of our Existing Notes contain the same requirement to provide guarantees as the Notes offered by this prospectus supplement and some of the Existing Notes will mature prior to the Notes.

At February 28, 2017, we had approximately $5.2 billion of outstanding senior notes comprised of our:

•	12.25% senior notes due 2017;

•	4.75% senior notes due 2017;

•	6.95% senior notes due 2018;

•	4.125% senior notes due 2018;

•	4.500% senior notes due 2019;

•	4.50% senior notes due 2019;

•	4.750% senior notes due 2021;

•	6.875% senior notes due 2021;

•	4.125% senior notes due 2022;

•	4.750% senior notes due 2022;

•	4.875% senior notes due 2023; and

•	4.750% senior notes due 2025 (collectively, the “Existing Notes”)

that will rank pari passu with the Notes and contain requirements to provide guarantees on essentially the same terms and conditions as the Notes. Substantially all of the Existing Notes have maturity dates prior to the maturity of the Notes. Accordingly, we will be required to repay or refinance those Existing Notes before the Notes mature. See “Other Indebtedness.”

The guarantees of the Notes may be suspended or released.

The principal reason our Restricted Subsidiaries will guarantee the Notes is so holders of the Notes will have rights at least as great with regard to those subsidiaries as any other holders of a material amount of unsecured senior debt of Lennar Corporation as a separate entity. Therefore, the guarantee of the Notes by a Restricted Subsidiary will be in effect only while that Restricted Subsidiary directly or indirectly guarantees a material amount of the debt of Lennar Corporation, as a separate entity, to others. At present, most of our homebuilding subsidiaries and some of our other subsidiaries are guaranteeing our obligations under our principal credit facility (see “Other Indebtedness”) and therefore are guaranteeing the Existing Notes, and will be guaranteeing the Notes when they are issued.

The subsidiaries that guarantee the Notes when they are issued may not be guaranteeing Lennar Corporation debt at all times when Notes are outstanding. The guarantee of the Notes by any Restricted Subsidiary will be suspended if at any time, and for so long as, that Restricted Subsidiary does not directly or indirectly guarantee at least $75 million principal amount of Lennar Corporation’s debt (other than the Existing Notes, the Notes and any other indebtedness that contains similar guarantee suspension provisions). Therefore, if a Restricted Subsidiary ceases to guarantee directly or indirectly at least $75 million of Lennar Corporation’s debt obligations, that Restricted Subsidiary’s guarantee of the Notes will be suspended until such time, if any, as it is again directly or indirectly guaranteeing at least $75 million of Lennar Corporation’s debt obligations. If our Restricted Subsidiaries guarantee Lennar Corporation revolving credit lines totaling at least $75 million, we will treat the guarantees of the Notes as remaining in effect even during periods when our borrowings under the revolving credit lines are less than $75 million.

Under the circumstances described under “Description of Notes—The Guarantees,” a guarantor may be released entirely from its obligations to guarantee the Notes and the Existing Notes.

We may incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries have the right to incur additional debt in the future, subject to any restrictions contained in any of our instruments relating to indebtedness other than the Notes, some or all of which could be secured debt. We will not be restricted under the terms of the indenture governing the Notes from incurring additional unsecured debt (there are restrictions on the secured debt we can incur without equally and ratably securing the Notes and our other senior notes), recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on the Notes when they are due.

Some significant restructuring transactions may not constitute Change of Control Triggering Events, in which case we would not be obligated to offer to repurchase the Notes.

If a Change of Control Triggering Event occurs, you will have the right to require us to repurchase your Notes. However, the provisions relating to a Change of Control Triggering Event will not afford protection to holders of Notes in the event of some transactions that could adversely affect the Notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute Change of Control Triggering Events requiring us to offer to repurchase the Notes. In the event of any such transaction, the holders of the Notes would not have the right to require us to repurchase their Notes, even though each of those transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of Notes.

There currently is no public market for the Notes, so you may be unable to sell your Notes.

The Notes are new securities for which there is currently no public trading market. Consequently, the Notes may be relatively illiquid, and you may be unable to sell your Notes. We do not intend to list the Notes on any securities exchange or to include the Notes in any automated quotation system. We have been informed by the underwriters that they intend to make a market in the Notes after the offering is completed. However, the underwriters may cease their market making at any time without notice. In addition, the liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the Notes. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price and you may be unable to resell your Notes or may be able to sell them only at a substantial discount. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

An adverse change in the rating of the Notes could cause their trading price to fall.

If a rating service that rates the Notes were to lower its rating on the Notes below the rating it initially assigns to them, or were to announce its intention to put the Notes on credit watch, the trading price of the Notes could decline.

The Notes are not protected by restrictive covenants.

The indenture governing the Notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a fundamental change or other corporate transaction involving us except to the extent described under “Description of Notes—Consolidation, Merger or Sale of Assets” and “Description of Notes—Change of Control Offer.”

We may not be able to raise the funds necessary to finance the Change of Control Offers required by the indentures governing our senior notes, which would violate the terms of the senior notes.

Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all the outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the repurchase date. Whenever we are required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, we will have a similar obligation with regard to the Existing Notes and any other senior notes with similar provisions, and we may not have sufficient funds to repurchase the Notes, the Existing Notes and such other senior notes for cash at that time. In addition, our ability to repurchase the Notes, the Existing Notes or other of our senior notes for cash may be limited by law or the terms of agreements relating to other of our indebtedness that is outstanding at the time. The failure to make a required repurchase of the Notes would result in a default under the indenture governing the Notes. A default under the indenture, or our failure to purchase Existing Notes or other senior notes after a Change of Control, would also be a default under other debt securities we have issued and such default or the Change of Control itself could cause other borrowings we have incurred to become due. If the repayment of a substantial amount of indebtedness were to be accelerated, we might not have sufficient funds to repay the indebtedness and repurchase the Notes, the Existing Notes and any other senior notes containing similar provisions. See “Description of Notes—Change of Control Offer.”

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended February 28, 2017	Years Ended November 30,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	1.6x	4.7x	4.0x	3.5x	3.0x	1.7x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness and the implied interest component of our rent obligations.

There was no preferred stock outstanding for any of the periods presented. Accordingly, the ratios of earnings to combined fixed charges and preferred stock dividends were identical to the ratios of earnings to fixed charges.

ABSENCE OF PUBLIC MARKET

The Notes will be new securities for which there is no established trading market. We currently do not intend to list the Notes on any securities exchange or to arrange for the Notes to be quoted on any quotation system. Accordingly, it is possible that no active trading market for the Notes will develop, or if any market does develop, that such market will not provide significant liquidity to holders of Notes.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $644.6 million from the sale of the Notes after deducting the underwriting discount and certain expenses of the offering. We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of debt, which may include the repayment, redemption or repurchase of our 12.25% senior notes due 2017 and/or our 6.875% senior notes due 2021. We expect to realize annualized interest savings of approximately $37 million if the net proceeds of this offering, together with cash on hand, are used to repay $400 million principal amount of our 12.25% senior notes in June 2017 and to redeem $250 million principal amount of our 6.875% senior notes in August 2017. Certain of the underwriters (or their affiliates) may hold some of our 12.25% senior notes due 2017 and/or our 6.875% senior notes due 2021 and would receive a portion of the proceeds from this offering if we use the net proceeds to repay, redeem or repurchase those notes. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds as a result of the repayment, redemption or repurchase, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

OTHER INDEBTEDNESS

Our indebtedness at February 28, 2017 is listed in the table in the section of this prospectus supplement captioned “Capitalization.” The indenture relating to $350 million principal amount of 7.000% senior notes due 2018 issued and guaranteed by subsidiaries in our Rialto segment includes covenants that limit the ability of those subsidiaries to distribute funds to or for the benefit of Lennar Corporation or subsidiaries that are not obligors or guarantors with regard to the Rialto senior notes. With that exception, and with the exception of the Credit Agreement described below, none of the indebtedness listed in the Capitalization table, other than as described in this prospectus supplement, or the documents incorporated by reference in it, has any covenants that restrict our, or our subsidiaries’, ability to make payments on outstanding indebtedness or to pay dividends, or requires us to maintain financial attributes. All of our Existing Notes have covenants, similar to those in the indenture governing the Notes, that limit our, or our subsidiaries’, ability to create liens securing indebtedness or enter into sale and leaseback transactions. We believe that we were in compliance with our debt covenants as of February 28, 2017.

In June 2016, we amended the credit agreement (the “Credit Agreement”) governing our unsecured revolving credit facility. Under the Credit Agreement, we may borrow, on a revolving basis, up to $1.8 billion, which includes a $298 million accordion feature, subject to additional commitments. The maturity for $1.3 billion of the credit facility is in June 2020, with the remainder maturing in June 2018. As of February 28, 2017, based on our leverage ratio, the interest rate on $1.3 billion of the credit facility was LIBOR plus 1.5% and the interest rate on the remainder of the credit facility was LIBOR plus 1.75%. The Credit Agreement provides that up to $500 million in commitments may be used for letters of credit. At February 28, 2017, we had $250 million of borrowings outstanding under our unsecured revolving credit facility. Lennar Corporation’s obligations under the Credit Agreement are guaranteed by substantially the same subsidiaries that will be guaranteeing the Notes and that guarantee the Existing Notes. See “Description of Notes—The Guarantees.” We also have $320 million of letter of credit facilities with different financial institutions. At February 28, 2017, we had $431.7 million of performance and financial letters of credit outstanding.

CAPITALIZATION

(In thousands, except shares and per share amounts)

The table below shows our capitalization as it existed at February 28, 2017 and as adjusted to give effect to (i) the issuance of $650 million aggregate principal amount of the Notes offered by this prospectus supplement and (ii) our assumed use of the net proceeds from this offering, together with cash on hand, to repay, redeem or repurchase our 12.25% senior notes due 2017 and our 6.875% senior notes due 2021. See “Use of Proceeds.”

	Actual	As Adjusted
Debt:
Unsecured Revolving Credit Facility	$250,000	$250,000
12.25% senior notes due 2017	399,095	—
4.75% senior notes due 2017	398,665	398,665
6.95% senior notes due 2018	248,786	248,786
4.125% senior notes due 2018	274,031	274,031
4.500% senior notes due 2019	498,176	498,176
4.50% senior notes due 2019	597,719	597,719
4.750% senior notes due 2021	496,743	496,743
6.875% senior notes due 2021	262,422	—
4.125% senior notes due 2022	595,272	595,272
4.750% senior notes due 2022	568,565	568,565
4.875% senior notes due 2023	394,470	394,470
4.750% senior notes due 2025	496,338	496,338
4.500% senior notes due 2024 offered by this prospectus supplement	—	650,000
Other debt	298,024	298,024

Total Lennar Homebuilding debt	5,778,306	5,766,789
Rialto debt (1)	626,042	626,042
Lennar Financial Services debt	560,275	560,275

Total debt (2)	$6,964,623	$6,953,106

Stockholders’ equity:
Class A common stock of $0.10 par value per share, 204,113,406 shares issued (3)	$20,411	$20,411
Class B common stock of $0.10 par value per share, 32,982,815 shares issued	3,298	3,298
Additional paid-in capital	2,855,793	2,855,793
Retained earnings	4,334,936	4,334,936
Treasury stock, at cost, 951,887 shares of Class A common stock and 1,679,620 shares of Class B common stock	(109,048)	(109,048)
Accumulated other comprehensive income	663	663

Total stockholders’ equity	7,106,053	7,106,053

Noncontrolling interests	149,722	149,722

Total equity	7,255,775	7,255,775

Total capitalization	$14,220,398	$14,208,881

(1)	Rialto debt includes $5.9 million of indebtedness of consolidated variable interest entities that are included in the Company’s consolidated liabilities, but for which neither the Company nor any of its subsidiaries (including Rialto) is legally obligated.
(2)	Amount listed above is net of debt issuance costs. Debt issuance costs as of February 28, 2017 were $25.1 million and $4.6 million related to Lennar Homebuilding debt and Rialto debt, respectively.
(3)	Does not include 35,575 shares of Class A common stock issuable upon exercise of stock options that were outstanding at February 28, 2017.

DESCRIPTION OF NOTES

The following description of the Notes supplements, and to the extent it is inconsistent with, replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. We will issue the Notes under an indenture dated as of December 31, 1997 (the “Base Indenture”), as supplemented and amended by a fourteenth supplemental indenture to be dated as of April 28, 2017 (the “Fourteenth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among us, the subsidiary guarantors and The Bank of New York Mellon, as successor trustee (the “Trustee”). We have filed the Base Indenture with the SEC. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). You should read the Indenture for additional information before you purchase any Notes. You may request a copy of the Indenture at our address shown under the caption “Incorporation by Reference” in this prospectus supplement. Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this Description of Notes, “we,” “our” or “us” refers to Lennar Corporation and does not include our subsidiaries, except in references to financial data determined on a consolidated basis.

The following description is a summary of the material provisions of the Notes and the Indenture. We urge you to read the Indenture because that document, and not this description, will define each Holder’s rights as a Holder of the Notes.

General

The Notes will be our direct, unsecured obligations and will rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be issued in denominations of $2,000 principal amount and integral multiples of $1,000 in excess of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at the Trustee’s office or agency in New York, New York.

The Notes are limited in aggregate principal amount to $650 million, but we may, without the consent of the Holders (as defined below), “reopen” the Notes and issue additional Notes at any time on the same terms and conditions and with the same CUSIP number as the Notes offered by this prospectus supplement. The Notes and any such additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, for purposes of waivers, amendments and redemptions.

The Notes will mature on April 30, 2024. Interest on the Notes will accrue at 4.500% per annum and will be payable semi-annually on April 30 and October 30 of each year, commencing October 30, 2017. Interest on the Notes will also be payable on their maturity date and on any redemption date. If any interest payment date, maturity date or redemption date is not a Business Day, then the interest payment will be postponed until the first following Business Day and no additional interest will accrue.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

We will pay interest to the persons in whose names the Notes are registered at the close of business on April 15 and October 15, as applicable, before the interest payment date; provided that the interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. There is no sinking fund applicable to the Notes.

In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We also have not agreed to any covenants or other provisions to protect Holders of the Notes in the event of a highly leveraged transaction.

Redemption at Our Option

We may, at our option, redeem the Notes in whole or in part at any time and from time to time. If we redeem any of the Notes more than 90 days prior to their scheduled maturity date, the redemption price of those Notes will be equal to the greater of:

•	100% of their principal amount; or

•	the present value of the Remaining Payments (as defined below) on the Notes being redeemed, discounted to the date of the redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points (0.500%).

If we redeem Notes on or after the date that is 90 days prior to the scheduled maturity date of the Notes, the redemption price will be equal to 100% of the principal amount of the Notes.

In any redemption, we will also pay accrued interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Any redemption will be on at least 30, but not more than 60, days’ prior notice.

If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, beginning on the redemption date interest will cease to accrue on the Notes (or the portion of them) called for redemption and those Notes will cease to be outstanding.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such price on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Quotation Agent” means any Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (A) each of Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA LLC, Goldman, Sachs & Co. and RBC Capital Markets, LLC and one primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”) designated by Wells Fargo Securities, LLC (or its affiliate that is a Primary Treasury Dealer); provided, however, that if any of them shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the

Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

“Remaining Payments” means, with respect to any Note that is redeemed, the remaining payments of interest and the payment of principal (or the portion of the principal) that would have been due with regard to that Note after the actual redemption date if the Note had been redeemed on the day that is 90 days before the scheduled maturity date of the Notes; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment with respect to the Note will be reduced by the amount of interest accrued with respect to the Note to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Guarantees

The guarantor Subsidiaries are all 100% owned by us. Each guarantor Subsidiary will, in the circumstances described below (but only in those circumstances), unconditionally guarantee, jointly and severally with the other Subsidiaries that are guaranteeing the Notes, all of our obligations under the Notes and the Indenture, including our obligations to pay principal, premium, if any, and interest with respect to the Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or to other senior indebtedness of the guarantors. The obligations of each guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee will be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with United States generally accepted accounting principles, or GAAP. While any of our wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries is guaranteeing the Notes, its guarantee will be full and unconditional, and joint and several with the guarantees of all our other wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries that are guaranteeing the Notes, subject to limitations intended to prevent the guarantees from constituting fraudulent conveyances or fraudulent transfers under federal or state law.

The Indenture will require that, except as described below, each of our existing and future wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries (other than finance company Subsidiaries and foreign Subsidiaries) guarantee the Notes if that Subsidiary guarantees any of our (i.e., Lennar Corporation’s) Indebtedness or guarantees the obligations of any Subsidiary as a guarantor of our (i.e., Lennar Corporation’s) Indebtedness (each such Subsidiary, a “guarantor”). At the date of this prospectus supplement, all of our wholly-owned Subsidiaries (other than our Subsidiaries that (1) engage in the mortgage banking business, (2) own, finance, manage or service real estate assets (i.e., the subsidiaries in our Rialto segment), (3) engage in the development, investment and management of commercial or mixed use properties, (4) engage in the development, investment and management of multi-family rental properties, (5) engage in the installation, development, ownership, servicing, sale or lease of solar power systems or sale of solar power, (6) are prohibited from delivering a guarantee by law, rule, regulation or an agreement, or (7) individually have a net worth of less than $10 million and collectively have an aggregate net worth of not more than $75 million) guarantee our obligations under the Credit Agreement (see “Other Indebtedness”). Accordingly, all of the Subsidiaries that guarantee our obligations under the Credit Agreement (except our finance company Subsidiaries and our foreign Subsidiaries) will guarantee the Notes when they are issued.

The obligations of a guarantor will be automatically suspended, and that guarantor will not be a guarantor (but will remain a Restricted Subsidiary) and will not have any obligations with regard to the Notes, during any period when the principal amount of our (i.e., Lennar Corporation’s) obligations or of any Subsidiary’s obligations as a guarantor of our (i.e., Lennar Corporation’s) obligations, in each case other than the Notes and any other Indebtedness containing provisions similar to this, that the guarantor is guaranteeing totals less than $75 million. Additionally, if any guarantor is released from its guarantee (rather than a suspension of its guarantee) of the outstanding Indebtedness of us or the obligations of any Restricted Subsidiary as a guarantor of our Indebtedness, that guarantor will automatically be released from its obligations as a guarantor under the Indenture, and from and after the date of that release, that guarantor will cease to constitute a guarantor of the Notes and will not be a Restricted Subsidiary.

The Indenture will provide that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by us or any of our Subsidiaries (other than in each case to us or an affiliate of ours or any of our Subsidiaries), then that guarantor or the Person acquiring those assets (in the event of a sale or other disposition of all or substantially all of the assets of the guarantor) will be deemed automatically and unconditionally released and discharged from all of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

Change of Control Offer

If a Change of Control Triggering Event occurs, unless we have exercised our option to redeem the Notes by notifying the noteholders to that effect as described above, we will be required to make an offer (a “Change of Control Offer”) to each Holder of Notes to repurchase all or any part of that Holder’s Notes on the terms set forth in the Notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, on the Notes that are repurchased to the date of repurchase (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be sent to Holders of the Notes, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days after the date that notice is sent, other than as may be required by law (a “Change of Control Payment Date”). The notice will, if sent prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the applicable Change of Control Payment Date.

On each Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered in response to the Change of Control Offer;

•	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased and that all conditions precedent provided for in the Indenture to the Change of Control Offer and to the repurchase by us of Notes pursuant to the Change of Control Offer have been complied with.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party purchases all Notes properly tendered in response to its offer and not withdrawn.

To the extent that we are required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, we will have a similar obligation with regard to the Existing Notes. We may not have sufficient funds to repurchase the Notes and the Existing Notes for cash at that time. In addition, our ability to repurchase the Notes or the Existing Notes for cash may be limited by law or the terms of other agreements relating to our indebtedness that is outstanding at the time. The failure to make a required repurchase of the Notes or the Existing Notes would result in a Default under the Notes.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations under it to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.

For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than to us or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our board of directors are not Continuing Directors; or (5) the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction (or series of related transactions) will not be deemed to involve a Change of Control under clause (2) above if, either:

(i)	(A) we become a direct or indirect wholly-owned subsidiary of a holding company and (B)(1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) the shares of our Voting Stock outstanding immediately prior to such transaction are converted into or exchanged for, a majority of the Voting Stock of such holding company immediately after giving effect to such transaction; or

(ii)	(A) Stuart Miller, together with members of his immediate family, directly or indirectly, becomes the beneficial owner of more than 50%, but less than 66 2⁄3%, of our outstanding Voting Stock (measured by voting power rather than number of shares) and (B) immediately after such transaction or transactions, our Class A common stock is listed for trading on the New York Stock Exchange or The NASDAQ Global Market.

The term “person,” as used in this definition, has the meaning given to it in Section 13(d)(3) of the Exchange Act.

The definition of “change of control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries, taken as a whole. Although there is a body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require us to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Director” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date the Notes were initially issued or (2) was nominated for election, elected or appointed to our Board of Directors with the approval of a majority of the Continuing Directors who were members of our Board of Directors at the time of the nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which that member was named as a nominee for election as a director, without objection to the nomination).

“Fitch” means Fitch Inc. and its successors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons beyond our control, a “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the Exchange Act that is selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Rating Event” means the rating on the Notes is lowered by at least two of the three Rating Agencies and the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies (and, if there is a split among the three Rating Agencies, by the two Rating Agencies with the lowest rating), in any case on any day during the period (which period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing 90 days prior to the earlier of (i) the first public notice of the occurrence of a Change of Control or (ii) the first public notice of our intention to effect a Change of Control, and ending 90 days following consummation of such Change of Control.

“S&P” means Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business, and its successors.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of that person that is at the time entitled to vote generally in the election of the board of directors of that person.

Certain Covenants

Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties or assets, whether owned on the date of original issuance of the Notes (“Issue Date”) or thereafter acquired, unless:

•	if such Lien secures Indebtedness ranking equal in right of payment with the Notes, then the Notes are secured by a Lien on the same properties or assets on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

•	if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured by a Lien on the same properties or assets and the Lien securing such Indebtedness is subordinated to the Lien granted to the Holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

•	such Lien is a Permitted Lien (as defined below).

The following Liens are “Permitted Liens”:

•	Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

•	Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

•	Liens imposed by law such as carriers’, warehouseman’s or mechanics’ Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

•	Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

•	Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

•	Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

•	pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which we or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

•	Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

•	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set off or similar rights and remedies;

•	Liens arising from the Uniform Commercial Code financing statements regarding leases;

•	Liens securing Indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which are given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which are limited to such property;

•	Liens incurred in connection with Non-Recourse Indebtedness;

•	Liens existing on the Issue Date;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

•	easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties that are subject thereto; and

•	any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.

Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Consolidated Net Tangible Assets.

Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following “Permitted Sale-Leaseback Transactions”:

•	a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities;

•	a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

•	a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to (a) the retirement of our or any Restricted Subsidiary’s Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) or (b) the purchase by us or any Restricted Subsidiary of property substantially similar to the property sold or transferred, in each case, proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

•	a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Notes;

•	a Sale-Leaseback Transaction (A) between us and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is us or a Restricted Subsidiary; or

•	a Sale-Leaseback Transaction which has a lease of no more than three years in length.

Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens which are not Permitted Liens, does not exceed 20% of Consolidated Net Tangible Assets.

Mergers and Consolidations. We may not consolidate with or merge into, or sell or lease our assets substantially as an entirety to, a Person unless:

•	the resulting corporation or the person which acquires or leases our assets (if not us) is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such corporation (if not us) expressly assumes all our obligations under the Notes and all the covenants in the Indenture; and

•	immediately after the transaction, no Event of Default or event which, after notice or lapse of time or both, would be an Event of Default, will have occurred and continue.

Compliance Certificate

We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the signer’s knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers’ Certificate also must state whether or not the signer knows of any Default or Event of Default that occurred during the preceding fiscal year. If the signer knows of such a Default or Event of Default, the Officers’ Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.

Events of Default; Notice and Waiver

The following will constitute “Events of Default” under the Indenture, subject to any additional limitations and qualifications included in the Indenture:

•	our failure to pay any interest on the Notes continuing for 30 days after it was due;

•	our failure to pay any principal or redemption price or repurchase price of the Notes when it is due;

•	our failure or the failure of any Restricted Subsidiary to fulfill an obligation to pay Indebtedness for borrowed money (other than any Non-Recourse Indebtedness incurred by us or any Restricted Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $50 million, and where such acceleration does not cease to exist, or such Indebtedness is not satisfied, in either case, within 30 days after such acceleration;

•	our failure to perform any other covenant or warranty in the Indenture, continuing for 60 days after written notice as provided in the Indenture;

•	final judgments or orders are rendered against us or any Restricted Subsidiary which require the payment by us or any Restricted Subsidiary of an amount (to the extent not covered by insurance) in excess of $50 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

•	certain events of bankruptcy, insolvency or reorganization with respect to (i) us or (ii) any Significant Subsidiary or group of subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

If an Event of Default (other than certain events of bankruptcy, insolvency or reorganization with respect to us or any Significant Subsidiary) has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal amount of the Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all Defaults (except the nonpayment of the principal and interest due on any of the Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past Defaults may be waived by the Holders of a majority of the principal amount of the Notes then outstanding as described below. In the case of certain events of bankruptcy, insolvency or reorganization with respect to us or any Significant Subsidiary, the principal amount of the Notes will automatically become and be immediately due and payable.

Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must send to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment Default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders; and provided, further, in the case of any Default with respect to a failure by us or any Restricted Subsidiary to fulfill an obligation to pay Indebtedness for borrowed money, no such notice to Holders shall be given until the end of the 30-day grace period referred to above.

The Holders of a majority in principal amount of outstanding Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture.

The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of the Notes or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Holders of a majority in principal amount of outstanding Notes may waive any past Defaults under the Indenture, except a Default relating to the non-payment of principal or interest, a Default arising from our failure to redeem or repurchase any Notes when required pursuant to the terms of the Indenture or a Default in respect of any covenant that cannot be amended without the consent of each Holder affected thereby.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. No Holder of the Notes may pursue any remedy under the Indenture or the Notes, except in the case of a Default due to the non-payment of principal or interest on the Notes, unless:

•	the Holder has given the Trustee written notice of a Default;

•	the Holders of at least a majority in principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the Holders of a majority in principal amount of outstanding Notes; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

To the extent any Holder or Holders request the Trustee to take any action, the Holder or Holders are required to offer to the Trustee indemnity or security reasonably satisfactory to it against any costs, liability or expense of the Trustee.

The Indenture will require us (i) every year to deliver to the Trustee a statement as to performance of our obligations under the Indenture and as to any Default, and (ii) to deliver to the Trustee prompt notice of any Default.

The Indenture will provide that if an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs.

Payments of the redemption price, the Change of Control repurchase price, or principal and interest that are not made when due will accrue interest per annum at the then-applicable interest rate plus one percent from the required payment date.

Modifications of the Indenture

With the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the Indenture or the rights of the Holders of the Notes. However, without the consent of each Holder of Notes that is affected, we cannot, among other actions:

•	extend the stated maturity of any Note;

•	reduce the rate or extend the time for the payment of interest on any Note;

•	reduce the principal amount of any Note or the redemption price, or change the time at which or the circumstances under which the Notes may or must be redeemed;

•	impair the right of a Holder to receive payment of principal of or interest on such Holder’s Notes on or after the due dates of such Notes or to institute suit for the payment of any Note;

•	change the currency in which the Notes are payable; or

•	release any guarantor except as provided in the Indenture and described under “The Guarantees.”

In addition, without the consent of the Holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the Holders of which are required to consent to any such amendment or to waive a Default or Event of Default as described under “Events of Default, Notice and Waiver.”

We and the Trustee may modify the Indenture without notice to or the consent of any Holder in order to make certain minor changes that do not adversely affect the Holders of the Notes and to conform the text of the Indenture or the Notes (or any guarantee of the Notes) to any corresponding provisions of the “Description of Debt Securities” or “Description of Notes” or similar provisions in any prospectus filed in respect of the Notes (including any prospectus supplement).

Notices

Except as otherwise provided in this “Description of Notes” or the Indenture, notices to Holders of the Notes will be given by mail to the addresses of Holders of the Notes as they appear in the Notes register; provided that notices given to Holders holding Notes in book-entry form may be given through the facilities of DTC or any successor depositary.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or partner of Lennar Corporation, or any successor or any subsidiary of the foregoing, as such, will have any liability for any obligations of Lennar Corporation or any Subsidiary under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Unclaimed Money

If money deposited with the Trustee or a Paying Agent for the payment of principal of, or premium, if any, or accrued and unpaid interest on, the Notes remains unclaimed for two years, the Trustee and Paying Agent will pay the money back to us upon our written request. However, the Trustee and Paying Agent have the right to withhold paying the money back to us until they publish, at our expense, in a newspaper of general circulation in the City of New York, or mail to each registered Holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the Trustee or Paying Agent pays the money back to us, Holders of Notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the Trustee and the Paying Agent with respect to the money will cease.

Governing Law

The Notes and the Indenture, and any claim, controversy or dispute arising under or related to the Indenture or the Notes, will be governed by, and construed in accordance with, the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

Reporting

The Indenture will provide that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be provided to the Trustee within 15 days after they are filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed provided to the Trustee as of the time such documents are filed via EDGAR.

Form, Denomination, Exchange, Registration and Transfer

The Notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $2,000 principal amount and integral multiples of $1,000 in excess of that amount.

If there are certificated Notes, Holders may present certificated Notes for registration of transfer and exchange at the office maintained by us for such purpose, which will initially be an office or agency of the Trustee.

Global Notes

The Notes will be issued in the form of one or more global notes that will be deposited with the Trustee as custodian for DTC. Holders will receive interests in the global notes. Interests in the global notes will be issued only in denominations of $2,000 principal amount or integral multiples of $1,000 in excess of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a global note may not be transferred except as a whole to a nominee of DTC for such global note, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor depositary or a nominee of such successor depositary.

Payment and Paying Agent

We will maintain an office or agent in the United States where we will pay the principal on the Notes, and a Holder may present Notes for registration of transfer or exchange for other denominations, which shall initially be an office or agency of the Trustee.

Payments on the Notes represented by the global notes will be made to DTC, or its nominee, as the case may be, as the registered owner of the global notes, in immediately available funds.

Book-Entry, Delivery and Settlement

We will issue the Notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities for its participating organizations that its participants (collectively, the “participants”) deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the NYSE and the Financial Industry Regulatory Authority, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

•	Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC’s participants or DTC’s indirect participants.

We are providing the following descriptions of the operations and procedures of DTC to the Holders solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of us, the underwriters or the Trustee takes any responsibility for these operations or procedures, and each Holder is urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	Upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes.

•	Ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

Payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC’s rules and will be settled in immediately available funds.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

As long as the Notes are represented by one or more global notes, DTC’s nominee will be the Holder of the Notes and therefore will be the only entity that can exercise a right to repayment, repurchase or conversion of the Notes. Notice by participants or indirect participants or by owners of beneficial interests in a global note held through such participants or indirect participants of the exercise of the option to require purchase of beneficial interests in Notes represented by a global note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC’s nominee will timely exercise a right to purchase with respect to a particular note, the beneficial owner of such note must instruct the broker or the participant or indirect participant through which it holds an interest in such note to notify DTC of its desire to exercise a right to purchase. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. We will not be liable for any delay in delivery of notices of the exercise of the option to elect purchase.

Notes represented by a global note will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) an Event of Default under the Indenture occurs and is continuing.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Indenture and will be appointed by us as the initial Paying Agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee is the trustee under indentures relating to the Existing Notes in addition to the Notes. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture with respect to the Notes by:

•	delivering to the Trustee for cancellation all outstanding Notes; or

•	depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash and/or U.S. Government Obligations sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by us with respect to the Notes.

Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

•	the remaining rights of registration of transfer, substitution and exchange of the Notes;

•	the rights of Holders under the Indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, that are deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indenture.

Certain Definitions

The following are definitions of certain of the terms used in the Indenture.

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a consolidated balance sheet of Lennar Corporation and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)	all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to ASC No. 715;

(b)	investments in subsidiaries that are not Restricted Subsidiaries; and

(c)	all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Default” means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

“Funded Debt” of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such Person, and all Indebtedness, contingent or otherwise, incurred or assumed by such Person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such Person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

•	any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of Indebtedness, if permitted under the instrument creating or evidencing such Indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depositary either on or before the maturity or redemption date thereof;

•	any Indebtedness of such Person to any of its subsidiaries or of any subsidiary to such Person or any other subsidiary; or

•	any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such Indebtedness is limited to the assets of such projects.

“Holder” means a Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, with respect to us or any Subsidiary, and without duplication:

(a)	the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary’s Indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

(b)	all our or any Subsidiary’s reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c)	all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary’s leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;

(d)	all our or any Subsidiary’s obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(e)	all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary’s obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, Indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

(f)	any Indebtedness or other obligations, excluding any operating leases we are, or any Subsidiary is, currently (or may become) a party to, described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the Indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and

(g)	any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any Indebtedness, obligation or liability of the kind described in clauses (a) through (f).

“Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

“Non-Recourse Indebtedness” means any of our Indebtedness or any Restricted Subsidiary’s Indebtedness for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we are not or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of us or such Restricted Subsidiary securing such Indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, or breaches of warranties or representations in respect of Indebtedness, will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

“Officers’ Certificate” when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.

“Paying Agent” means the office or agency designated by us where the Notes may be presented for payment.

“Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

“Restricted Subsidiary” means (a) all existing wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries, other than finance company subsidiaries and any foreign Subsidiaries, and (b) all future wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries that become guarantors, in each case, until such time as such Subsidiary is released in accordance with the terms of the Indenture. See “Description of Notes—The Guarantees.”

“Sale-Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar Corporation or a Restricted Subsidiary.

“Significant Subsidiary” means any Subsidiary (a) whose revenues exceed 10% of our total consolidated revenues, in each case for the most recent fiscal year, or (b) whose net worth exceeds 10% of our Total Consolidated Stockholders’ Equity, in each case as of the end of the most recent fiscal year.

“Subsidiary” means (a) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (b) a partnership, of which we or any Subsidiary is the sole general partner and of which the Company or a Subsidiary owns at least 25% in value of the equity.

“Total Consolidated Stockholders’ Equity” means, with respect to any date of determination, our total consolidated stockholders’ equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated condensed balance sheet contained in a quarterly report on Form 10-Q.

“U.S. Government Obligations” means direct obligations of, and obligations guaranteed by, the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax consequences to you of purchasing, owning and disposing of Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), legislative history, administrative pronouncements and practices of the Internal Revenue Service (“IRS”), judicial decisions and final, temporary and proposed Treasury regulations. Future changes, legislation, Treasury regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax consequences described in this discussion. We can provide no assurance that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary assumes that, except where otherwise specifically noted, you will acquire Notes on original issue at the issue price (the first price at which a substantial amount of the Notes is sold by the underwriters for money to investors) and will hold them as capital assets. It is expected, and this summary assumes, that the Notes will be issued at a price that does not result in original issue discount for U.S. federal income tax purposes. It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. This summary also does not address any aspects of U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law including, without limitation:

•	financial institutions, banks, and thrifts;

•	insurance companies;

•	tax-exempt organizations, retirement plans, individual retirement accounts, and tax-deferred accounts;

•	S corporations, controlled foreign corporations, passive foreign investment companies, regulated investment companies and real estate investment trusts and shareholders in such entities;

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal tax purposes, and beneficial owners of pass-through entities;

•	certain U.S. expatriates;

•	traders and dealers in securities or currencies;

•	persons subject to Medicare contribution tax;

•	persons subject to the alternative minimum tax;

•	persons holding Notes as part of a constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons whose functional currency is not the U.S. dollar; and

•	persons that acquire the Notes offered hereby for a price other than their issue price.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the Notes arising under the federal estate or gift tax rules, under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

As used in this section, the term “U.S. holder” means the beneficial owner of a Note that is for U.S. federal income tax purposes either:

•	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation, including an entity treated as a corporation, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or that has made a valid election to be treated as a U.S. person.

If you are the beneficial owner of a Note that is an individual, corporation, estate, or trust who or that is not a U.S. holder, you are a “non-U.S. holder.”

Contingent Payments

We may be required to pay amounts in excess of the stated interest and principal payable on the Notes to some or all of the holders of the Notes under certain circumstances. See “Offer to Repurchase Upon a Change of Control Triggering Event” and “Redemption at our Option.” Under the Treasury Regulations regarding contingent payment debt instruments, any payment subject to a remote or incidental contingency (for instance, where there is a remote likelihood that the payment will be required or the potential amount of the payment is insignificant relative to the remaining payments on the debt instrument) is not considered a contingent payment and is ignored for purposes of computing original issue discount accruals. We intend to take the position that the Notes should not be treated as contingent payment debt instruments because of these possible payments. This position is binding on all holders unless the holder of a Note discloses its differing position in a statement attached to its U.S. federal income tax return for the taxable year during which the Note was acquired.

U.S. Holders

Taxation of Interest

Although this summary assumes that the Notes will not be issued with original issue discount, whether the Notes are issued with original issue discount, and the amount thereof, will be determined as of the issue date. If the Notes’ principal amount exceeds the issue price by more than a de minimis amount, as determined under applicable U.S. Treasury Regulations, you will be required to include the excess in income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Nevertheless, on the assumption that the Notes will be issued without original issue discount, a U.S. holder generally will include in gross income payments of stated interest received or accrued on a Note, in accordance with its usual method of accounting for U.S. federal income tax purposes as ordinary interest income from sources within the United States.

Sale or Exchange of Notes

A U.S. holder generally will recognize gain or loss upon the sale or exchange of a Note equal to the difference between the amount realized upon the sale or exchange and the holder’s adjusted basis in the Note. Generally, any gain or loss will be capital gain or loss.

Backup Withholding and Information Reporting

We will, where required, report to U.S. holders and the IRS the amount of any interest paid on the Notes in each calendar year and the amounts of tax withheld, if any, from those payments. A U.S. holder may be subject to backup withholding tax at a 28% rate with respect to payments made on the Notes as well as proceeds from the disposition of Notes unless such U.S. holder:

•	is a corporation or is otherwise exempt from withholding and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies that the IRS has not notified it that it is subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Amounts paid as backup withholding do not constitute an additional tax and will be credited against the U.S. holder’s U.S. federal income tax liabilities, so long as the required information is provided to the IRS. A U.S. holder who does not provide the payor with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

Non-U.S. Holders

Taxation of Interest

Subject to the discussion below regarding the Foreign Account Tax Compliance Act (“FATCA”) and backup withholding, interest received or accrued on the Notes by a non-U.S. holder will not be subject to U.S. federal income taxes or withholding tax if that interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and such non-U.S. holder:

•	does not actually or constructively own 10% or more of the total combined voting power of our outstanding stock;

•	is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and

•	appropriately certifies as to its foreign status.

A non-U.S. holder can generally meet this certification requirement by providing a properly executed Form W-8BEN, Form W-8BEN-E or appropriate substitute form to us or our Paying Agent. If the non-U.S. holder holds the Notes through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder may be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then generally be required to provide appropriate certifications, including IRS Form W-8IMY (or successor form), to us or our Paying Agent, either directly or through other intermediaries. Special certification rules apply to foreign estates and trusts, and in certain circumstances certifications as to foreign status of trust owners or beneficiaries may have to be provided to us or our Paying Agent.

If a non-U.S. holder does not qualify for an exemption under these rules, interest income will be subject to withholding tax at the rate of 30% at the time the interest is paid, unless the non-U.S. holder provides us or our Paying Agent, as applicable, with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or successor form) claiming an exemption from or reduction in withholding due to the benefit of an applicable U.S. income tax treaty, or IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s U.S. trade or business. If a non-U.S. holder is engaged in a trade or business in the United States and interest on a Note is effectively connected with the conduct of that trade or business or, if a U.S. income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the income is attributable, the non-U.S. holder will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons generally. In addition, if a non-U.S. holder is a foreign corporation and the payment of interest is effectively connected with the non-U.S. holder’s U.S. trade or business, the non-U.S. holder may be subject to a 30% branch profits tax.

Sales or Exchanges of Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax on any amount which constitutes capital gain upon retirement or disposition of a Note, unless either of the following is true:

•	The non-U.S. holder’s investment in the Note is effectively connected with a U.S. trade or business; or

•	The non-U.S. holder is a nonresident alien individual holding the Note as a capital asset and is present in the United States for 183 or more days in the taxable year within which the sale, redemption or other disposition takes place and certain other conditions exist.

If the non-U.S. holder has a U.S. trade or business and the investment in the Notes is effectively connected with such U.S. trade or business or, if a U.S. income tax treaty applies, such non-U.S. holder maintains a “permanent establishment” in the United States to which the income is attributable, the payment of the sale proceeds with respect to the Notes would be subject to U.S. federal income tax on a net basis at the rate applicable to U.S. persons generally. In addition, a foreign corporation may be subject to a 30% branch profits tax if the foreign corporation’s investment in a Note is effectively connected with its U.S. trade or business. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale, redemption or other disposition of the Notes will be subject to a flat 30% tax on the gain derived from that sale, redemption or other disposition, which gain may be offset by any U.S. source capital losses the non-U.S. holder may have.

Additional Withholding Requirements

Under certain circumstances, FATCA will impose a withholding tax of 30% on (i) certain payments of U.S. source interest, and, (ii) beginning on January 1, 2019, the gross proceeds receivable from the sale or disposition of certain assets that give rise to U.S. source dividend or interest payments, including the Notes. In general, no FATCA withholding will be required with respect to the Notes to the extent that a non-U.S. holder provides to us the documentation described above in “Non-U.S. Holders—Taxation of Interest” certifying such non-U.S. holder’s FATCA compliance. Prospective investors are urged to consult their own tax advisors regarding the possible implications of FATCA with respect of the Notes.

Backup Withholding and Information Reporting

We will generally file information returns with the IRS with respect to payments we make to non-U.S. holders. Backup withholding generally will not be required with respect to interest paid to a non-U.S. holder to the extent that such non-U.S. holder provides to us the documentation described above in “Non-U.S. holders—Taxation of Interest” or the non-U.S. holder is an exempt recipient and, in each case, we do not have actual knowledge that the beneficial owner of such payment is a U.S. person. Copies of information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of a treaty or agreement.

Information reporting requirements and, depending on the circumstances, backup withholding tax will apply to any payment of the proceeds of the sale of a Note by a non-U.S. holder when such sale is effected within the United States or conducted through certain U.S. related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and we do not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined in the Code), or the beneficial owner otherwise establishes its right to an exemption.

If you are a non-U.S. holder, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from information reporting and backup withholding, and the procedure for obtaining the exemption, if available. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

THE SUMMARY ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO INVESTORS WITH RESPECT TO THEIR ACQUISITION, OWNERSHIP OR DISPOSITION OF NOTES, AND INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN ERISA CONSIDERATIONS

The following summary regarding certain aspects of the United States Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” and the Code is based on ERISA, the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus supplement. This summary is general in nature and does not address every issue pertaining to ERISA that may be applicable to us, the Notes or a particular investor. Accordingly, each prospective investor, including plan fiduciaries, should consult with his, her or its own advisors or counsel with respect to the advisability of an investment in the Notes, and potentially adverse consequences of such investment, including, without limitation, certain ERISA-related issues that affect or may affect the investor with respect to this investment and the possible effects of changes in the applicable laws.

General Fiduciary Matters

ERISA imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the “plan assets” of such plans within the meaning of 29 C.F.R. Section 2510.3-101 as modified by Section 3(42) of ERISA or otherwise (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. Non-U.S. plans, U.S. governmental plans and certain U.S. church plans, while not subject to the fiduciary responsibility provisions of Section 406 of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code (as discussed below), may nevertheless be subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Prior to purchasing any Notes, fiduciaries of ERISA Plans should evaluate whether the acquisition and holding of the Notes is prudent and in the interests of the ERISA Plan, considering, among other things, the role that the Notes would play in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors associated with the investment, the composition of the ERISA Plan’s total investment portfolio with regard to diversification, the liquidity and current return of the ERISA Plan’s portfolio relative to its anticipated cash flow needs, and the projected return of the ERISA Plan’s portfolio relative to its objectives. If the investor is an employee benefit plan that is not subject to ERISA, the Investor (including persons responsible for the decision to purchase and acquire the Notes) should consider whether the acquisition and holding of the Notes meets all requirements of, and is consistent with and within the limits of, any Similar Law and other federal, state, local, foreign or other laws or regulations applicable to the Investor and its investments. Fiduciaries of ERISA Plans or other plan investors should consult with their counsel before purchasing any Notes to determine the suitability of the Notes for such plan and the need for, and the availability, if necessary, of any exemptive relief under any such laws or regulations.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. Certain affiliates of the Company provide or may provide services to Plans. Therefore, it is possible that the Company could be considered a “party in interest” and a “disqualified person” with respect to a Plan. To the extent that a Plan engages in a prohibited transaction for which no exemption is available, the fiduciary that caused the Plan to engage in the transaction may be subject to liability. Additionally, the disqualified person involved in the prohibited transaction may be subject to excise taxes under the Code.

Any Plan fiduciary which proposes to cause a Plan to purchase the Notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding of any Notes is in accordance with the documents and instruments governing the Plan and will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or Section 4975 of the Code.

The fiduciary of a Plan that proposes to purchase and hold any Notes should consider, among other things, whether such purchase and holding may involve a prohibited transaction, including, without limitation, (i) the direct or indirect extension of credit between a Plan and a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Purchase and/or holding of the Notes by a Plan with respect to which the Company or the underwriters, among others, are or become a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the Notes are acquired and held in accordance with an applicable exemption.

Certain exemptions from the prohibited transaction rules of Section 406 of ERISA and Section 4975 of the Code could be applicable to the purchase and holding of notes by a Plan, depending on the type and circumstances of the fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Plan. Included among these exemptions are:

Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Plan and certain service providers to the Plan. In addition, the U.S. Department of Labor (the “DOL”) has issued certain administrative prohibited transaction exemptions that may apply to the purchase and holding of notes, including Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) and PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class and Statutory Exemptions”).

Each of these exemptions contains conditions and limitations on its application, and there can be no assurance that any Class and Statutory Exemption or any other exemption will be available with respect to any particular transaction involving the Notes. Fiduciaries of Plans should consult with their counsel regarding the availability of any exemption before purchasing any Notes.

Consultation with Counsel

The foregoing discussion is general in nature and is not intended to be comprehensive; by its offer of the Notes, the Company does not make any representation that purchase or holding of such Notes meets the relevant legal requirements with respect to any particular investor. The complexity of these rules, and the severity of potential penalties, make it particularly important that fiduciaries or other persons considering an acquisition of Notes on behalf of or with the plan assets of any Plan, or plan subject to Similar Law, consult with its counsel regarding the suitability of an acquisition of the Notes in light of such prospective purchaser’s particular circumstances.

Deemed Representation

By its acceptance of any Note or any interest in a Note, the purchaser of the Note will be deemed to have represented, warranted and covenanted that, throughout the period that it holds such Note or an interest in it, either:

(1) it is not acquiring or holding such Note or an interest in it with the assets of (A) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Part 4 of Subtitle B of

Title I of ERISA, (B) a “plan” to which Section 4975 of the Code applies, (C) any entity whose underlying assets include “plan assets” of any of the foregoing by reason of an employee benefit plan’s or plan’s investment in such entity or (D) a governmental plan (as described in Section 3(32) of ERISA), church plan (as defined in Section 3(33) of ERISA and that has not made an election under Section 410(d) of the Code) or a non-U.S. plan subject to Similar Law; or

(2) the acquisition and holding of such Note by it, throughout the period that it holds such Note and the disposition of such Note or an interest in it, will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any provisions of any applicable Similar Law.

UNDERWRITING (CONFLICTS OF INTEREST)

Deutsche Bank Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA LLC, Goldman, Sachs & Co., RBC Capital Markets, LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in an underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Name	Principal Amount of Notes
Deutsche Bank Securities Inc.	$143,000,000
Citigroup Global Markets Inc.	78,000,000
J.P. Morgan Securities LLC	78,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	71,500,000
Mizuho Securities USA LLC	71,500,000
Goldman, Sachs & Co.	65,000,000
RBC Capital Markets, LLC	65,000,000
Wells Fargo Securities, LLC	65,000,000
Fifth Third Securities, Inc.	13,000,000

Total	$650,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed 0.400% of the principal amount per Note. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed 0.250% of the principal amount per Note. If not all the Notes are sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount per Note).

Paid by Lennar
Per Note	0.650%

We estimate that our expenses with regard to this offering will be approximately $1.4 million. The underwriters have agreed to reimburse us for certain fees and expenses included in those expenses.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase Notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We expect to deliver the Notes against payment for the Notes on or about the date specified in the last paragraph on the cover page of this prospectus supplement, which will be the seventh business day following the date of the pricing of the Notes. In accordance with Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding three business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding three business days should consult their own advisors.

Conflicts of Interest

As described in “Use of Proceeds,” we intend to use the net proceeds of this offering for general corporate purposes, including the repayment of debt, which may include the repayment, redemption or repurchase of our 12.25% senior notes due 2017 and/or our 6.875% senior notes due 2021. Certain of the underwriters (or their affiliates) may hold some of our 12.25% senior notes due 2017 and would receive a portion of the proceeds from this offering if we use the net proceeds to repay, redeem or repurchase those notes. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds as a result of the repayment, redemption or repurchase, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. No underwriter with a “conflict of interest” under FINRA Rule 5121 will confirm sales to any discretionary accounts without receiving specific written approval from the account holder. Pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a “qualified independent underwriter” is not required in connection with this offering because the FINRA member primarily responsible for managing this offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Use of Proceeds.”

Other Relationships

The underwriters and their affiliates have performed investment banking, commercial banking, dealer and advisory services for us or our affiliates from time to time, for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses. Among other things, affiliates of certain of the underwriters are participants in our Credit Agreement and have entered into other credit arrangements with us. To the extent that any of the proceeds of this offering are used to repay indebtedness under our Credit Agreement or under these other credit arrangements, these affiliates will receive all or a portion of the proceeds from this offering. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the

Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information about the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the Notes have not authorized and do not authorize the making of any offer of Notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Notes as contemplated in this prospectus supplement. Accordingly, no purchaser of Notes, other than the underwriters, is authorized to make any further offer of the Notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Notice to Prospective Investors in Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Willkie Farr & Gallagher LLP, New York, New York, will pass upon the validity of the Notes offered by this prospectus supplement. The underwriters are being represented in connection with this offering by Cravath, Swaine  & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Lennar Corporation as of November 30, 2016 and 2015, and for the three years in the period ended November 30, 2016, and the related financial statement schedules, incorporated in this prospectus supplement by reference from Lennar’s Annual Report on Form 10-K, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You can read and copy any materials that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. You can call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s Internet website at www.sec.gov. In addition, you can read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We also make available on our website, www.lennar.com, free of charge, our annual, quarterly and current reports and any amendments to these reports, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. The information on, or accessible through, our website is not part of this prospectus supplement or the accompanying prospectus and should not be relied upon in connection with making any investment decision with respect to the Notes offered by this prospectus supplement.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus supplement.

We are incorporating by reference in this prospectus supplement the following documents, which we have previously filed with the SEC:

Commission Filing (File No. 1-11749)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended November 30, 2016

Quarterly Reports on Form 10-Q	Quarter ended February 28, 2017

Definitive Proxy Statement	March 7, 2017

Current Reports on Form 8-K	December 2, 2016, December 19, 2016, January 9, 2017, January 20, 2017, January 26, 2017, February 10, 2017

Each of the documents incorporated by reference is an important part of this prospectus supplement.

Whenever after the date of this prospectus supplement and prior to the termination of the offering of the Notes, we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, those reports and documents will be deemed to be part of this prospectus supplement from the time they are filed. Any statements made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes the statement. Nothing in this prospectus supplement will be deemed to incorporate information furnished by us on Form 8-K that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act.

We will provide to each person to whom a copy of this prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement. We will provide this information at no cost to the requester upon written request addressed to Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, Attention: Office of the General Counsel, or upon oral request by calling our Office of the General Counsel at (305) 559-4000.

PROSPECTUS

LENNAR CORPORATION

Class A Common Stock

Class B Common Stock

Preferred Stock

Participating Preferred Stock

Depositary Shares

Debt Securities

Warrants

Units

We or holders of our securities (“selling stockholders”) may from time to time offer to sell our Class A common stock, Class B common stock, preferred stock (which we may issue in one or more series), participating preferred stock, depositary shares representing shares of our common stock or preferred stock, debt securities (of which we may offer one or more issues and which may or may not be guaranteed by some or all of our subsidiaries), warrants entitling the holders to purchase one or more classes or series of these securities or units consisting of two or more of these classes or series of securities.

We or selling stockholders may offer and sell these securities to or through one or more underwriters, dealers or agents as designated from time to time, or directly to purchasers, on a continuous or delayed basis. These securities also may be resold by security holders. When we or selling stockholders offer securities, we will provide you with a prospectus supplement describing the specific terms of the specific issue of securities and of the offering, including the offering price of the securities. You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities, together with the documents we incorporate by reference, before you decide to invest in any of these securities. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LEN” and our Class B common stock is listed on the New York Stock Exchange under the symbol “LEN.B.” We will make application to list any shares of Class A common stock or Class B common stock sold pursuant to a supplement to this prospectus on the New York Stock Exchange (unless the S- 1 Class A or Class B common stock no longer is listed on that exchange). We have not determined whether we will arrange to have any other securities we may offer traded on any exchange or in the over-the-counter market. If we decide to seek the listing of any securities, the prospectus supplement will disclose the exchange or market.

Investing in our securities involves risk. See “Risk Factors” on page 2 of this prospectus. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 3, 2014.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any related offering material issued or authorized by us. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus, any prospectus supplement or in any such offering material is accurate as of any date other than the dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any securities or combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the securities that are being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” or similar headings.

In this prospectus, except as otherwise indicated, the terms “Company,” “we,” “us” or “our” mean Lennar Corporation and all entities included in our consolidated financial statements.

LENNAR CORPORATION

We are one of the nation’s largest homebuilders. Our homebuilding operations include the construction and sale of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated entities in which we have investments. We conduct homebuilding activities in various states, with our largest homebuilding operations in Florida, Texas and California. We have grouped our homebuilding activities into five reportable segments, which we refer to as Homebuilding East, Homebuilding Central, Homebuilding West, Homebuilding Southeast Florida and Homebuilding Houston. We include homebuilding activities that are not in those reportable segments under “Homebuilding Other.” We also have three other reportable segments: Lennar Financial Services (“Financial Services”), Rialto Investments (“Rialto”) and Lennar Multifamily (“Multifamily”). Our Financial Services segment provides mortgage financing, title insurance and closing services for both buyers of our homes and others. Our Rialto segment’s operations include raising, investing and managing third party capital, originating and securitizing commercial mortgage loans, as well as investing its own capital in real estate related mortgage loans, properties and related securities. Our Multifamily segment focuses on developing, primarily through unconsolidated entities, a geographically diversified portfolio of institutional quality multifamily rental properties in select U.S. markets.

We are a Delaware corporation founded in 1954. Our principal offices are at 700 Northwest 107th Avenue, Miami, Florida 33172. Our telephone number at these offices is (305) 559-4000. Our website address is www.lennar.com. The information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in our Company described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC and incorporated by reference in this prospectus. A prospectus supplement applicable to securities we offer will also contain a discussion of any material risks applicable to the particular type of securities we are offering under that prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) are statements that relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends concerning matters that are not historical facts. These statements are often preceded by or include the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “may,” “could,” “should” or similar expressions. This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements including, but not limited to, statements regarding: our belief that the Company is well positioned to be able to continue to perform well in current market conditions; our belief that the recovery is continuing its progression at a slow and steady pace, and that it is supported on the downside by the significant production deficit that has been built over the past seven years; our expectation that we will continue to invest in carefully underwritten strategic land acquisitions; our belief that we are on track to achieve another year of strong profits; our expectation that the main driver of our earnings will continue to be our homebuilding and Financial Services operations; our belief that the recovery will continue to benefit the rental market; our expectation regarding the pipeline of future projects in the Multifamily segment; our expectation that our ancillary businesses will enhance shareholder value; our intent to settle the face value of the 2.75% convertible senior notes due 2020 in cash; our expectation regarding our variability in our quarterly results; our belief that Rialto Mortgage Finance will be a significant contributor to Rialto’s revenues in the near future; our expectations regarding the renewal or replacement of our warehouse facilities; our belief regarding draws upon our bonds or letters of credit, and our belief regarding the impact to the Company if there were such a draw; our belief that our operations and borrowing resources will provide for our current and long-term capital requirements at our anticipated levels of activity; and our estimates regarding certain tax matters and accounting valuations, including our expectations regarding the result of anticipated settlements with various taxing authorities.

These statements, as well as other forward-looking statements contained in this prospectus and the documents incorporated by reference in this prospectus, are based on our current plans and expectations and are subject to risks, uncertainties and assumptions. We caution readers that certain important factors could cause actual results and events to differ significantly from those expressed in any forward-looking statements. These factors include, among others, the following: a slowdown in the recovery of real estate markets across the nation, or any downturn in such markets; changes in general economic and financial conditions, and demographic trends, in the U.S. leading to decreased demand for our services and homes, lower profit margins and reduced access to credit; unfavorable or unanticipated outcomes in legal proceedings that substantially exceed our expectations; the possibility that we will incur non-recurring costs that may not have a material adverse effect on our business or financial condition, but may have a material adverse effect on our consolidated financial statements for a particular reporting period; decreased demand for our Multifamily rental properties; our ability to acquire land and pursue real estate opportunities at anticipated prices; increased competition for home sales from other sellers of new and resale homes; conditions in the capital, credit and financial markets, including mortgage lending standards, the availability of mortgage financing and mortgage foreclosure rates; changes in interest and unemployment rates, and inflation; a decline in the value of the land and home inventories we maintain or possible future write-downs of the book value of our real estate assets; increases in operating costs, including costs related to real estate taxes, construction materials, labor and insurance, and our ability to manage our cost structure, both in our Homebuilding and Multifamily businesses; our inability to maintain anticipated pricing levels and our inability to predict the effect of interest rates on demand; the ability and willingness of the participants in various joint ventures to honor their commitments; our ability to successfully and timely obtain land-use entitlements and construction financing, and address issues that arise in connection with the use and development of our land; natural disasters and other unforeseen damage for which our insurance may not provide adequate coverage; our inability to successfully grow our ancillary businesses; potential liability under environmental or construction laws, or other laws or regulations affecting our business; our ability to comply with the terms of our debt instruments; and our ability to successfully estimate the impact of certain regulatory, accounting and tax matters.

The list of risks above is not exhaustive. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. As a result, no assurance can be given as to our future results or achievements. You should not place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this prospectus. We do not intend, or assume any obligation, to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the repayment of indebtedness, working capital, capital expenditures, acquiring and developing land and repaying or repurchasing existing debt. Pending use for these purposes, we may invest proceeds from the sale of the securities in short-term marketable securities. Unless the applicable prospectus supplement indicates otherwise, we will not receive any proceeds from the sale of securities by selling stockholders.

SELLING STOCKHOLDERS

We may register securities covered by this prospectus to permit selling stockholders to resell their securities. We may register securities for resale by selling stockholders by filing a prospectus supplement with the SEC. The prospectus supplement would set forth information about the selling stockholders, including their names, the amounts of their securities that will be sold, their beneficial ownership of the securities and their relationship with us.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the five fiscal years ended November 30, 2013 and the nine months ended August 31, 2014. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness (including amortization of original issue discount and including additional interest on two issues of senior notes) and the implied interest component of our rent obligations. There was no preferred stock outstanding for any of the periods presented. Accordingly, the ratios of earnings to combined fixed charges and preferred stock dividends were identical to the ratios of earnings to fixed charges.

Nine Months Ended August 31,	Year Ended November 30,
2014	2013	2012	2011	2010	2009
2.9x	3.0x	1.7x	1.6x	1.3x	— x(1)

(1)	For the year ended November 30, 2009, we had an earnings to fixed charges deficiency of $651.7 million.

DESCRIPTION OF DEBT SECURITIES

The following is a description of the general terms and provisions that may apply to debt securities we offer. The particular terms of any debt securities that are offered will be described in the prospectus supplement relating to those debt securities, which may add, update or change the terms described in this prospectus. To review the terms of any debt securities offered by this prospectus, you must review both this prospectus and the relevant prospectus supplement.

We may issue debt securities under either (a) an indenture dated as of December 31, 1997, with The Bank of New York Mellon, as successor trustee, or (b) one or more other indentures with that or another trustee. We may supplement any of these indentures from time to time. The following paragraphs describe the provisions of the current indenture. We have filed the indenture dated December 31, 1997, as an exhibit to Registration Statement File No. 333-45527, at which time the trustee was J.P. Morgan Trust Company, N.A., the successor in interest to the original trustee, The First National Bank of Chicago. You can inspect that indenture as described under “Where You Can Find More Information” or at the office of the trustee that is a party to it.

General

The debt securities will be direct obligations of our Company and may be either senior debt securities or subordinated debt securities. Some or all of the co-registrants under the registration statement which includes this prospectus (each of which is our direct or indirect wholly-owned subsidiary) may guaranty our payment of debt securities issued under this prospectus. In addition, the debt securities may be secured by the shares of some or all of our subsidiaries or by other assets. None of the indentures relating to our currently outstanding debt securities limits the principal amount of debt securities that we may issue. We may offer one or more issues of debt securities. An indenture or a supplemental indenture will set forth specific terms of each issue of debt securities. There will be prospectus supplements relating to particular issues or series of debt securities. Each prospectus supplement will describe:

•	the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

•	any limit upon the aggregate principal amount of the issue or series of debt securities which we may issue;

•	the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

•	the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

•	whether our obligations with regard to the debt securities are guaranteed by some or all of our subsidiaries;

•	whether our obligations with regard to the debt securities are secured by shares of some or all of our subsidiaries or by other assets;

•	the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange;

•	any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

•	the right, if any, of holders of the debt securities to convert them into common stock or other securities, including any contingent conversion provisions;

•	any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities;

•	any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

•	the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	any special or modified events of default or covenants with respect to the debt securities; and

•	any other material terms of the debt securities.

None of the indentures relating to Lennar Corporation’s currently outstanding debt securities contains any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities, or future indentures, may contain provisions of that type.

We may issue debt securities at a discount from, or at a premium to, their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount or at a premium.

If the principal of, premium, if any, or interest, if any, with regard to any series of debt securities is payable in a foreign currency, then in the prospectus supplement relating to those debt securities, we will describe any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

Form of Debt Securities

We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

We may issue debt securities of an issue or a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that issue or series. We may deposit the global certificates with depositaries, and the global certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

Events of Default and Remedies

An event of default with respect to each issue or series of debt securities will include:

•	our default in payment of the principal of or premium, if any, on debt securities of the issue or series beyond any applicable grace period;

•	our default for 30 days or a different period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of the issue or series;

•	our default for 60 days after notice or a different period specified in a supplemental indenture, which may be no period, in the observance or performance of any other covenants in the indenture; and

•	certain events involving our bankruptcy, insolvency or reorganization.

Supplemental indentures relating to particular issues or series of debt securities may include other events of default.

The current indenture provides that the trustee may withhold notice to the holders of any issue or series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders to do so.

The current indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the issue or series of debt securities then outstanding may declare the principal of and accrued interest, if any, on all the debt securities of that issue or series to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the issue or series of debt securities then outstanding.

The holders of a majority of the outstanding principal amount of an issue or series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

A prospectus supplement will describe any additional or different events of default which apply to any issue or series of debt securities.

Modification of an Indenture

We and the trustee under an indenture may:

•	without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities;

•	with the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally; and

•	with the consent of the holders of not less than a majority in outstanding principal amount of any issue or series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that issue or series of debt securities.

However, we may not:

•	extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any other of our securities, without the consent of each holder of debt securities who will be affected; or

•	reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of a series which will be affected.

Mergers and Other Transactions

Our current indenture provides that we may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture, and (2) with regard to each issue or series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

Guarantees

Debt securities may be guaranteed by some or all of our wholly-owned (i.e., 100% owned) subsidiaries. Those guarantees may remain in effect for the life of the guaranteed debt securities, or may terminate on the occurrence of specified events or circumstances. The prospectus supplement describing an issue of debt securities that are guaranteed by some or all of our wholly-owned subsidiaries will identify the guarantor subsidiaries, either by name or by category, and will describe the terms of the guarantee, including any conditions to its effectiveness and any events or circumstances under which it will be suspended or terminate.

Concerning the Trustees

The Bank of New York Mellon, the trustee under our current indenture, or its affiliates, provide, and may continue to provide, loans and banking services to us in the ordinary course of their businesses.

Governing Law

Each of our indentures, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York State.

DESCRIPTION OF WARRANTS

Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

•	the securities which may be purchased by exercising the warrants (which may be Class A common stock, Class B common stock, preferred shares, participating preferred shares, debt securities, depositary shares or units consisting of two or more of those types of securities);

•	the exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration);

•	the period during which the warrants may be exercised;

•	any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise;

•	the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

•	any other material terms of the warrants.

DESCRIPTION OF CAPITAL STOCK

General

At the date of this prospectus, we were authorized to issue up to 300,000,000 shares of Class A common stock, $0.10 par value, 90,000,000 shares of Class B common stock, $0.10 par value, 100,000,000 shares of participating preferred stock, $0.10 par value, and 500,000 shares of preferred stock, $10.00 par value. At August 31, 2014, 173,941,743 shares of our Class A common stock, 31,303,195 shares of our Class B common stock and no shares of participating preferred stock or preferred stock were outstanding. Our Class A common stock is listed on the New York Stock Exchange under the symbol “LEN” and our Class B common stock is listed on the New York Stock Exchange under the symbol “LEN.B.”

Description of Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock and participating preferred stock outstanding at the time, the holders of shares of Class A common stock and Class B common stock will be entitled to share equally, on a per share basis, in any dividends that our Board of Directors may determine to issue from time to time. In the event that a dividend is paid in the form of shares of Class A common stock or Class B common stock, our Board of Directors may determine that the holders of shares of Class A common stock will receive Class A common stock, and the holders of shares of Class B common stock will receive Class B common stock.

Voting Rights

Our Class B common stock is identical in every respect with our Class A common stock, except that (a) each share of Class B common stock entitles the holder to ten votes on each matter submitted to the vote of the common stockholders, while each share of Class A common stock entitles the holder to only one vote, (b) amendments to provisions of our Certificate of Incorporation relating to the Class A common stock or the Class B common stock require the approval of a majority of the shares of Class A common stock which are voted with regard to them (as well as approval of a majority in voting power of all the outstanding Class A common stock and Class B common stock combined), and (c) under the Delaware General Corporation Law (“DGCL”), certain matters affecting the rights of holders of Class B common stock may require approval of the holders of the Class B common stock voting as a separate class. The holders of our common stock do not have cumulative voting rights.

As of August 31, 2014, Stuart A. Miller, our Chief Executive Officer, had voting control, through family-owned entities and personal holdings, of Class A and Class B common stock which would entitle Mr. Miller to approximately 44.3% of the combined votes that could be cast by the holders of our outstanding Class A and Class B common stock combined. That gives significant influence to Mr. Miller in electing our directors and approving matters that are presented to our stockholders. Mr. Miller’s voting power might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations and to operate our business.

Liquidation Rights

In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities, the payment of liquidating dividends to the holders of any preferred stock that may be outstanding equal to the amounts to which they are preferentially entitled, and the payment of a liquidating distribution totaling $10.00 per share to the holders of any participating preferred stock that may be outstanding, the holders of Class A and Class B common stock will be entitled to a liquidating distribution totaling $10.00 per share. Any liquidating distributions to the holders of the participating preferred stock and the Class A and Class B common stock in excess of $10.00 per share will be made to the holders of all those classes on an equal per share basis without regard to class.

Termination of Class Rights and Powers

If at any time (i) the number of outstanding shares of our Class B common stock is less than 10% of the number of outstanding shares of Class A common stock and Class B common stock taken together, or (ii) the holders of a majority of the outstanding shares of Class B common stock vote to cause all the Class B common stock to be converted into Class A common stock, the Class B common stock will automatically be converted into, and become for all purposes, shares of Class A common stock, and we will no longer be authorized to issue Class B common stock.

No Other Rights

Holders of our common stock are not entitled to preemptive, redemption, subscription or conversion rights other than as described above. The rights, preferences and privileges of holders of common stock could be subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock or participating preferred stock, if any, which may be issued in the future.

Description of Preferred Stock

We may issue preferred stock in series with any rights and preferences which may be authorized by our Board of Directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

•	the title of the series;

•	any limit upon the number of shares of the series which may be issued;

•	the preference, if any, to which holders of the series will be entitled upon our liquidation;

•	the date or dates on which we will be required or permitted to redeem shares of the series;

•	the terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed;

•	the voting rights of the holders of the series;

•	the dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);

•	the right, if any, of holders of the series to convert them into another class or series of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

•	any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series; and

•	any other material terms of the series.

Holders of shares of preferred stock will not have preemptive rights under our Certificate of Incorporation or under the DGCL, but the terms of particular series of preferred stock, or agreements into which we enter when we sell shares of preferred stock, may give rights that are similar to preemptive rights.

Description of Participating Preferred Stock

Our participating preferred stock is identical with the Class A common stock in every way, except that (a) no dividends may be paid with regard to the Class A and Class B common stock in a calendar year until the holders of the participating preferred stock have received a total of $.0125 per share, then no dividends may be paid in that year with regard to the participating preferred stock until the holders of the Class A and Class B common stock have received dividends totaling $.0125 per share, and then any additional dividends in the year will be paid on an equal per share basis to the holders of the participating preferred stock and of the Class A and Class B common stock, (b) if we are liquidated, none of our assets may be distributed to the holders of the Class A and Class B common stock until the holders of the participating preferred stock have received distributions totaling $10 per share, then no assets may be distributed to the holders of the participating preferred stock until the holders of the Class A and Class B common stock have received distributions totaling $10 per share, and then any further liquidating distributions will be made on an equal per share basis to the holders of the participating preferred stock and of the Class A and Class B common stock, and (c) holders of participating preferred stock will vote separately on corporate actions which would change the participating preferred stock or would cause the holders of the participating preferred stock to receive per share consideration in a merger or similar transaction which is different from the per share consideration received by the holders of the Class A and Class B common stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-Laws

Following is a description of the anti-takeover effects of certain provisions of our Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and of our By-Laws, as amended (“Bylaws”).

Advance Notice Requirements. Our By-Laws contain a requirement that stockholders give advance notice of their intention to nominate candidates for election as directors or to bring other business before an annual or special meeting of stockholders. These By-Law provisions may prevent some matters from being voted upon at a meeting. They may prevent or deter a potential acquirer from soliciting proxies to elect a slate of directors selected by the potential acquirer or otherwise attempting to obtain control of our company.

We have also provided in our By-Laws that our stockholders must meet requirements set forth in our By-Laws to be able to request that the Board of Directors set a record date for action to be taken by the written consent of stockholders. This provision may discourage or limit the ability of an acquirer to cause the stockholders to act by written consent.

Calling of Special Meetings of Stockholders. Our By-Laws provide that special meetings of our stockholders may be called by stockholders only by notice given by our president or secretary upon the written request of the holders of at least a majority of all the outstanding shares of any class entitled to vote on the action proposed to be taken. These provisions may impede a stockholder’s ability to bring matters before a special meeting of stockholders.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of our Company.

Board Authority to Amend By-Laws. Under our By-Laws, our Board of Directors has the authority to adopt, amend or repeal the By-laws without the approval of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in response to a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who owns 15% or more of a corporation’s outstanding voting securities or is an affiliate or associate of the corporation and, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities, and affiliates and associates of such person. The existence of this provision may have an antitakeover effect with respect to transactions our Board of Directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock and Class B common stock is Computershare Trust Company, N.A. of Canton, Massachusetts.

DESCRIPTION OF DEPOSITARY SHARES

We may issue depositary receipts representing interests, which are called depositary shares, in shares of our common stock of either class or of particular series of a preferred stock. If we did that, we would deposit the common or preferred stock which is the subject of depositary shares with a depositary, which would hold that common or preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares would be entitled to all the rights and preferences of the common or preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that common or preferred stock.

While the deposit agreement relating to a particular class or series of common or preferred stock may have provisions applicable solely to that class or series of stock, all deposit agreements relating to common or preferred stock we issue would include the following provisions:

Dividends and Other Distributions. Each time we pay a cash dividend or make any other type of cash distribution with regard to the common stock or to the preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that common stock or to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

Withdrawal of Preferred Stock. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of shares of the applicable class of common stock or series of preferred stock, and any money or other property, to which the depositary shares relate.

Redemption of Depositary Shares. Whenever we redeem shares of a series of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of that series held by the depositary which we redeem, subject to the depositary’s receiving the redemption price of those shares. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

Voting. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a class of common stock or a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the common or preferred stock to which the depositary shares relate in accordance with those instructions.

Liquidating Distributions. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares of common stock or of the series of preferred stock which is represented by the depositary share.

Conversion. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares with appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares of the series of preferred stock to which the depositary shares relate could at the time be converted.

Amendment and Termination of a Deposit Agreement. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the class of common stock or series of preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the common or preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the shares of common or preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

•	all outstanding depositary shares to which it relates have been withdrawn, redeemed or converted or

•	the depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

Miscellaneous. There will be provisions (i) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the common or preferred stock to which the depositary shares relate, (ii) regarding compensation of the depositary, (iii) regarding resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

DESCRIPTION OF UNITS

We may issue securities in units, each consisting of two or more types of securities. For example, we might issue units consisting of a combination of debt securities and warrants to purchase common stock. If we issue units, the prospectus supplement relating to the units will contain the information described above with regard to each of the securities that is a component of the units. In addition, each prospectus supplement relating to units will:

•	state how long, if at all, the securities that are components of the units must be traded in units, and when they can be traded separately;

•	state whether we will apply to have the units traded on a securities exchange or securities quotation system;

•	describe how, for U.S. federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

PLAN OF DISTRIBUTION

We may sell the securities:

•	to or through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

We will describe in each prospectus supplement the particular terms of the offering of the securities to which the prospectus supplement relates, including the following:

•	the names of any underwriters or dealers;

•	the purchase price and the proceeds we will receive from the sale (which may be at a fixed price or prices, the market price prevailing at the time of sale, a price related to the prevailing market price or a negotiated price);

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any over-allotment options granted to the underwriters; and

•	any other information we think is important.

If securities are sold in an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters. The underwriters will use this prospectus and the prospectus supplement to sell the securities. The underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will be obligated to purchase all the securities if any are purchased. Underwriters may be involved in any at the market offering of securities by or on our behalf.

In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters, and they may also receive commissions from purchasers for whom they may act as agent.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, of the offered securities so offered and sold.

If we directly use a dealer in the sale of the securities, we will sell the securities to the dealer, as principal. The dealer may then resell these securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will name the dealers and describe the terms of our arrangements with them. A dealer may sell some or all of the securities to other dealers. To the extent that we are aware of the terms under which securities may be sold by a dealer to another dealer, we will describe those terms in the applicable prospectus supplement.

Underwriters, dealers and agents participating in the distribution of securities may be deemed to be underwriters under the Securities Act. Also any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for various expenses.

In order to facilitate an offering of our securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in the securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities, the underwriters or agents, as the case may be, may bid for, and purchase, securities in the open market. Finally, in any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

We may offer and sell securities directly to institutional investors or others. These parties may be deemed to be underwriters under the Securities Act with respect to their resales. The prospectus supplement applicable to transactions of that type will include the terms of the transactions.

As long as our Class A and Class B common stock is listed on the NYSE, any Class A or Class B common stock we sell pursuant to this prospectus will be listed on the NYSE, subject to official notice of issuance. Any other securities sold pursuant to this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. The securities may not have an established trading market. No assurances can be given that there will be a market for any of the securities.

Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

K&L Gates LLP, New York, New York, or other counsel selected by the Company with regard to a particular offering, who will be named in the prospectus supplement relating to that offering, will pass upon the validity of any securities we offer by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any document filed by us at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet website at http://www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The information in this prospectus and any prospectus supplement may not be all of the information that is important to you. You should read the entire prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference in this prospectus and any prospectus supplement, before making an investment decision.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are allowed to “incorporate by reference” the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate information into this prospectus by reference to the following documents we have filed with the SEC (but not information we furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or related exhibits), each of which should be considered an important part of this prospectus:

Commission Filing (File No. 1-11749)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended November 30, 2013

Quarterly Reports on Form 10-Q	Quarters ended February 28, 2014, May 31, 2014 and August 31, 2014

Current Reports on Form 8-K	January 21, 2014, February 10, 2014, February 13, 2014, February 27, 2014, April 11, 2014 and June 30, 2014

Description of our Class A common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	May 21, 1996

Description of our Class B common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	April 8, 2003

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act	After the date of this prospectus

Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and registration statement. While any securities described herein remain outstanding, we will make available at no cost, upon written or oral request, to any beneficial owner and any prospective purchaser of securities described herein, any of the documents incorporated by reference in this prospectus and registration statement by writing to us at Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, Attention: Office of the General Counsel, or upon oral request by calling our Office of the General Counsel at (305) 559-4000.

In addition, we make available free of charge through the Investor Relations page on our website at http://www.lennar.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Other than the information expressly incorporated by reference into this prospectus, information on, or accessible through, our website is not a part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part.

Exhibits to an incorporated document will not be provided unless the exhibit is specifically incorporated by reference into this prospectus.

Lennar Corporation

$650,000,000 4.500% Senior Notes due 2024

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

Deutsche Bank Securities

Citigroup	J.P. Morgan
BofA Merrill Lynch	Mizuho Securities

RBC Capital Markets	Goldman, Sachs & Co.	Wells Fargo Securities

Co-Manager

Fifth Third Securities

April 19, 2017